FOR IMMEDIATE RELEASE	NEWS RELEASE

Cree East Uranium Joint Venture Commences Drilling

Vancouver, Canada, February 8th, 2011 -  CanAlaska Uranium Ltd. (TSX.V – CVV) (“CanAlaska” or the “Company”) is pleased to report the commencement of winter drilling on the Cree East project in the Athabasca Basin.  The drilling is being carried out for the 50/50 Joint Venture between CanAlaska Uranium Ltd. and the Korean Consortium, comprising Hanwha Corp., Korea Electric Power Corp. (KEPCO), Korea Resources Corp. (KORES) and SK Networks Co. Inc.

Detailed ground geophysical surveys (Moving Loop Time Domain Electro-Magnetics) were completed over the property in December 2010 – January 2011 and crews are now on-site as part of a planned $3.58 million, 7,650 metre, two drill, 18-hole winter drill program.

CanAlaska plans to commence with drilling on targets located at Zone A, where previous drill-holes have located major fault offsets, hematization and clay alteration in the sandstone and basement units local to major breaks and offsets in the conductive airborne target.

ZONE A
Section A1- A1'
A1
A1'
CRE008
CRE009
CRE044
CRE046
CRE035
CRE048
CRE016
CRE002
CRE028
500 a.s.l.
400 a.s.l.
300 a.s.l.
200 a.s.l.
100 a.s.l.
OB
MFd
MFc
MFb
Smart
UC
Basement
Legend
U ppm Contour
Drill Holes
Faults
170 m a.s.l.
Unconformity
Illite Clay %
RQD (100-RQD %)
113
106
123
124
155
166
170
174
153
1.0
0.8
0.5
1.5
426000
426500
427000
427500
428000
6364500
6364000
6363500
6363000
6362500
Zone A
Zone I
A1
A1'
0
0.25
0.5
1
Kilometres
Background:
VTEM z22
0
0.035
0.07
0.14
Kilometres
Location
Plan View
CanAlaska Uranium Ltd.
Cree East Project
Zone A
A1-A1' Cross Section - NW-SE
UTM NAD 83, Zone 13
NTS: 074G08
Scale: 1:5 000
Fig No:
1
Date: Feb 4, 2011
Drawn by: AS
CRE 02 07 2011

News Release

February 8th, 2011

Elevated uranium values in the sandstone units indicate uranium mineralization in the hydrothermal process. Areas of co-incident low resistivity in the sandstone of these areas have been outlined by previous geophysical surveys and represent the prime targets for drill-testing this winter.

A second drill is on-site to test the 3 targets in Zones I, C and D that are located within shallow lake-covered areas.  In each of these areas, previous drilling has intercepted uranium mineralization and strong alteration in surrounding rocks and the covering Athabasca sandstone.  The best drill intercept was in drill-hole CRE040 at Zone I, where the first of two holes into a new target intercepted strongly fractured and clay-altered core, hematization and geochemically anomalous uranium and trace base metal mineralization above an upper basement intercept of 1.4 m @ 0.091% U3O8 in a graphitic conductor unit.

At Zone D, previous drill-hole CRE017 intercepted 1.7 m @ 0.012% U3O8 in basement rocks.  Overlying this was uranium and boron (±Ni, As) above the unconformity for up to 30-40 metres with values of up to 10 times background.  There are also major basement offsets totaling up to 45 metres within this zone.

In all drill areas on the project, geological and geophysical work has more closely-identified the targets and ongoing drilling is expected to concentrate within 100 metres of previous wider-spaced drill intercepts.  A summer 2011 drill program is also anticipated for land-based targets, which were upgraded by this past summer’s drilling on Zones A, H and G (see News Release -  Sept 28th, 2010).

106°15'0"W
422000
424000
426000
428000
430000
6366000
6364000
6362000
6360000
6358000
6356000
57°22'30"N
Cree Lake
Map Area
C r e e L a k e
ZONE A
ZONE I
ZONE K
ZONE C
ZONE D
ZONE J
ZONE E
ZONE F
ZONE H
ZONE G
CanAlaska Uranium Ltd.
Legend
2011 Winter Drilling
2008-2010 Drill Holes
0 0.5 1 2
Kilometres
Cree East Project
Location of Drill Holes and Zones
UTM NAD 83, Zone 13
NTS: 74G08
Scale: 1: 50 000
Fig No: 2
Date: Feb 4, 2011
Drawn by: AS
CRE nr 02 07 2011

The Qualified Person for this news release is Peter G. Dasler, P. Geo.

News Release

February 8th, 2011

About CanAlaska Uranium

CANALASKA URANIUM LTD. (CVV -- TSX.V, CVVUF -- OTCBB, DH7F -- Frankfurt) is undertaking uranium exploration in twenty one uranium projects in Canada's Athabasca Basin -- the "Saudi Arabia of Uranium".  Since September 2004, the Company has aggressively acquired one of the largest land positions in the region, comprising over 2,500,000 acres (10,117 sq. km or 3,906 sq. miles).  To-date, CanAlaska has expended over Cdn$75 million exploring its properties and has delineated multiple uranium targets.

For more information visit www.canalaska.com

On behalf of the Board of Directors

Peter Dasler, M.Sc., P.Geo., President & CEO,
CanAlaska Uranium Ltd.

The TSX Venture has not reviewed and does not accept responsibility for the adequacy or accuracy of this release: CUSIP# 13708P 10 2. This news release contains certain "Forward-Looking Statements" within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included herein are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's expectations are disclosed in the Company's documents filed from time to time with the British Columbia Securities Commission and the United States Securities & Exchange Commission.

Contact:

Emil Fung,  Director & V.P. - Corp. Dev.

Tel: +1.604.688.3211  x318

Email: info@canalaska.com

News Release

February 8th, 2011